NewsRelease TC Energy partners with Global Infrastructure Partners through $5.2 billion sale of a 40 per cent equity interest in Columbia Gas and Columbia Gulf • Transaction significantly accelerates deleveraging and delivers key 2023 strategic priority • Unlocks incremental value through long-term partnership with GIP, one of the world’s leading infrastructure investors • GIP will jointly fund annual maintenance, modernization and sanctioned growth capital CALGARY, Alberta – July 24, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced that it has entered into an agreement to monetize a 40 per cent interest in its Columbia Gas Transmission, LLC (Columbia Gas) and Columbia Gulf Transmission, LLC (Columbia Gulf) systems. Columbia Gas and Columbia Gulf will be held in a new joint venture partnership with Global Infrastructure Partners (GIP). Total proceeds for the transaction are expected to be $5.2 billion (US$3.9 billion) in cash, to be paid at closing, subject to certain customary adjustments. The value of the 40 per cent equity interest implies an enterprise value to a comparable EBITDA1 multiple of approximately 10.5 times TC Energy’s base 2023 outlook and expected run-rate capital structure for the partnership entity. TC Energy will continue to operate the systems, focusing on maximizing value through safe operations, reliability of service and operational excellence. TC Energy and GIP will jointly invest in annual maintenance, modernization and sanctioned growth capital to further enhance system capacity and reliability. GIP will fund its 40 per cent share of gross capital expenditures, which are expected to average more than $1.3 billion (US$1 billion) annually over the next three years. "Today’s announcement represents a major milestone in achieving our 2023 strategic priorities. To date, we have advanced our deleveraging goals by delivering on our $5+ billion asset divestiture program ahead of our year-end target, while maximizing the value of our assets and safely executing major projects, such as Coastal GasLink and Southeast Gateway,” said François Poirier, TC Energy’s President and Chief Executive Officer. "As part of our ongoing capital rotation program, we continue to evaluate opportunities to further our deleveraging objectives and optimally fund our secured capital program. Our commitment to strong balance sheet fundamentals and disciplined sanctioned net capital spending of $6 to $7 billion annually post 2024 will continue to provide the foundation for a long-term sustainable annual dividend growth rate of three to five per cent.” Supporting the energy transition through critical natural gas infrastructure The Columbia Gas and Columbia Gulf pipelines span more than 15,000 miles across a highly integrated North American natural gas network and are underpinned by strong long-term natural gas fundamentals and a rate- regulated commercial framework. These assets deliver a substantial portion of daily U.S. natural gas demand, including approximately 20 per cent of U.S. liquified natural gas (LNG) export supply. The resiliency of these systems combined with their ability to connect the largest and lowest-cost natural gas basin to key demand centres and global export markets, uniquely positions them to remain a central player in further supporting the transition to lower-emitting energy sources. 1 Comparable EBITDA is a Non-GAAP measure. The most directly comparable measure presented in our financial statements is segmented earnings. See “Non-GAAP measures” and Forward-looking information” for more information. EXHIBIT 99.1

“Long-term fundamentals continue to underscore the role of natural gas in a sustainable energy future. Our partnership with GIP will provide additional investment capacity to originate and execute Columbia Gas and Columbia Gulf projects to meet that need,” continued Poirier. “This, and future partnerships, across our portfolio will strengthen our ability to enable the energy transition while enhancing balance sheet strength. We look forward to combining the collective strengths of TC Energy’s strategic asset base and strong operating expertise, as well as GIP’s proven investment track record and extensive relationships in the global LNG market.” “We are pleased to partner with TC Energy on energy infrastructure assets that are critical to the North American and global natural gas markets,” said Bayo Ogunlesi, Global Infrastructure Partners’ Chairman and Chief Executive Officer. “We welcome the opportunity for this joint venture to leverage the combined assets and capabilities of TC Energy and GIP to serve growing market needs for cleaner fuels, energy security and energy affordability.” Transaction details The transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions. In connection with the transaction, Columbia Pipeline Group, Inc. (CPG) will contribute all of its equity interests in its wholly-owned subsidiaries, Columbia Gas and Columbia Gulf, to a newly formed wholly-owned entity, Columbia Pipelines Operating Company, LLC (CPOC), which will be directly held by a newly formed wholly-owned entity, Columbia Pipelines Holding Company, LLC (CPHC). CPHC represents the entity through which TC Energy and GIP will each hold their equity interest. At closing of the transaction, TC Energy and GIP will enter into a Limited Liability Company Agreement and Operation and Maintenance Services Agreement that provide GIP with certain customary rights commensurate with its 40 per cent equity ownership interest while preserving TC Energy's flexibility to efficiently and effectively operate the assets. As CPG’s equity interests in Columbia Gas and Columbia Gulf constitute substantially all of the assets of CPG, in accordance with the indenture governing CPG’s outstanding 4.50 per cent Senior Notes due 2025 and 5.80 per cent Senior Notes due in 2045 with a total outstanding principal amount of US$1.5 billion (collectively, the “Existing Notes” and such indenture, the “Existing Notes Indenture”), CPOC and CPG will enter into a supplemental indenture to the Existing Notes Indenture pursuant to which CPOC will assume all of CPG’s obligations under the Existing Notes and the Existing Notes Indenture and CPG will be concurrently released from its obligations thereunder. As part of the transaction TC Energy expects to undertake a recapitalization and debt restructuring of CPHC and CPOC. TD Securities Inc. and Citi acted as financial advisers to TC Energy on the transaction and have provided capital commitments with respect to expected bank financing. Mayer Brown is acting as legal adviser to TC Energy. About TC Energy We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. About Global Infrastructure Partners Global Infrastructure Partners (GIP) is a leading infrastructure investor that specializes in investing in, owning and operating some of the largest and most complex assets across the energy, transport, digital infrastructure and water and waste management sectors. With decarbonization central to our investment thesis, we are well positioned to support the global energy transition. Headquartered in New York, GIP has offices in Brisbane, Dallas, Delhi, Hong Kong, London, Melbourne, Mumbai, Singapore, Stamford and Sydney. GIP has approximately $100 billion in assets under management. Our portfolio companies have combined annual revenues of approximately $80 billion and employ over 100,000 people. We believe that our focus on real infrastructure assets, combined with our deep proprietary origination network and comprehensive operational expertise, enables us to be responsible stewards of our investors' capital and to create positive economic impact for communities. For more information, visit www.global-infra.com. NON-GAAP MEASURES This release contains references to comparable EBITDA, which is a non-GAAP measure. This non-GAAP measure does not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Comparable EBITDA is calculated by adjusting segmented earnings, a GAAP measure, for specific items we believe are significant but not reflective of our underlying operations in the period. Comparable EBITDA for Columbia Gas and Columbia Gulf for the years ended December 31, 2022 and 2021 was US$1.718 billion and US$1.749 billion, respectively. Comparable EBITDA for our U.S. Natural Gas Pipelines segment for the years ended December 31, 2022 and 2021 was US$3.142 billion and US$3.075 billion, respectively. Segmented earnings for our U.S. Natural Gas Pipelines segment for the years ended December 31, 2022 and 2021 were $2.617 billion and $3.071 billion, respectively. For reconciliations of comparable EBITDA to segmented earnings for our U.S. Natural Gas Pipelines segment for the years ended December 31, 2022 and 2021, refer to pages 27, 53 and the Non-GAAP measures section of our management’s discussion and analysis for the year ended December 31, 2022 (the MD&A), which sections of the MD&A are incorporated by reference herein. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy's profile. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document may include, but are not limited to, statements regarding the Company’s monetization of certain pipelines and the establishment of a partnership with Global Infrastructure Partners; capital to fund future growth opportunities; resources and contracts underpinning the pipeline assets; expected debt structuring and expected timing of closing. Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about the realization of expected benefits from divestitures, anticipated construction costs, schedules and completion dates, access to capital markets, expected industry, market and economic conditions, inflation rates, foreign exchange and interest rates. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations

media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522 Global Infrastructure Partners: Mustafa Riffat mustafa.riffat@global-infra.com